

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via E-mail
Joseph C. Magnacca
Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, Texas 76102

    Re: **RadioShack Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 4, 2014
             File No. 1-5571

Dear Mr. Magnacca :

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. As represented in your response to comment 1 in our letter dated February 23, 2011, please disclose in future filings the amount of upfront commission revenue and residual income included in the total consolidated net sales and operating revenues for each period presented.

Note 3 – Supplemental Balance Sheet Disclosures, page 47

2. Please explain to us why the decline in accounts receivable from vendors and service providers as a percentage of sales substantially exceeds the decline in sales of the

mobility platform as a percentage of sales. In doing so, please tell us the number of days sales and operating revenue attributable to sales and revenues of the mobility platform included in accounts receivable for each year and provide an analysis of the factors accounting for the change between years.

Note 16- Supplemental Guarantor Financial Information, page 66

3. Please provide us with a description of the customary release provisions of the subsidiary guarantees. In addition, please describe the customary release provisions in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: William R. Russum, Vice President and Controller